September 26, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Mary E. Higgins
Chief Financial Officer
3440 West Russell Road
Las Vegas, NV 89118

Re:	Herbst Gaming, Inc.
	Form 10-K for the year ended December 31, 2005
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 333-71094

Dear Ms. Higgins:

We have reviewed your September 8, 2005 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Also, please file an amended
Form 8-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
We
also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Form 8-K/A dated April 15, 2005

Please file an amended Form 8-K which incorporates the changes to the unaudited pro forma financial statements included in your response letter dated September 8, 2005.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Ms. Mary E. Higgins
Herbst Gaming, Inc.
September 26, 2005
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